Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 11, 2024

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”) Post-Effective Amendment No. 53 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-221764 and 811-23312

Dear Ms. Marquigny:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 2, 2024, with respect to the Amendment and the Trust’s proposed two new series, the FIRE Funds™ Wealth Builder ETF and FIRE Funds™ Income ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

PROSPECTUS

Fees and Expenses

1.	Please provide us with updated Fee table expense examples. We may have additional comments.

Response: Each Fund’s completed Fees and Expenses table and Expense Example are included in the attached Exhibit A. The Trust notes that shorting is no part of either Fund’s strategy, so there is no need to separately disclose “dividends and other expenses on securities sold short” as a sub-line item.

2.	In correspondence, please tell us supplementally how you estimated current expenses related to (i) Underlying ETFs managed using futures-based and options-based strategies, and (ii) Underlying ETFs with exposure to digital assets. And tell us how you conclude that Other Expenses would reasonably be 0.00%.

Response: The Trust respectfully notes that each Fund is structured as a fund-of-funds and invests solely in Underlying ETFs. The Funds do not directly invest in digital assets or options. Any fees related to options or digital assets in which an Underlying ETF may have exposure are reflected in the Acquired Fund Fees and Expenses (AFFE). To calculate the AFFE, we multiplied the expense ratios of the Underlying ETFs in each Fund’s initial portfolio by their respective weightings in the strategy, and then summed the resulting weighted expenses.

Additionally, following the Adviser’s contractual waiver of the unitary management fee (see response to Comment 3 below), the Trust expects that the only expenses for each Fund will be AFFE. The Trust does not foresee any other expenses, as neither Fund plans to use leverage or incur extraordinary costs.

3.	Will the Adviser waive the management fee when investing in affiliated funds? If not, please disclose the conflicts the Adviser has relating to investments in, and choices between, affiliated funds.

Response: The Adviser has determined to contractually waive the entire unitary management fee for each Fund. In addition, the Trust notes that the Prospectus includes disclosure regarding potential conflicts of interest the Adviser may have when making investment decisions between affiliated funds (see “Affiliated Fund of Funds Structure Risks”).

Principal Investment Strategies - FIRE Funds™ Wealth Builder ETF

4.	The Fund’s investment thesis assumes that assets will be allocated equally across the four baskets of Underlying ETFs. The remainder of the strategy explains how the Adviser selects the ETFs in each basket. It further notes that the Adviser adjusts holdings on a daily basis. For context and clarity, please describe how the Adviser maintains the 25% allocation per basket, and note the significant matters that would require adjustments (rebalancing, income distributions, etc.).

Response: The Trust notes that the Fund’s portfolio will be rebalanced to the 25% target allocations whenever the Fund adds a new Underlying ETF, removes an existing Underlying ETF, or substitutes Underlying ETFs within the portfolio. Additionally, the Fund’s portfolio managers will adjust the allocations to restore the 25% target allocations if any basket exceeds 30% of the Fund’s total value. The Trust further confirms that explanatory language regarding these procedures has been added to the Prospectus.

5.	In formulating the strategy, how did the Adviser consider the likelihood that these economic regimes would cancel one another out from a returns perspective? For example, if the inflation theme investments do well, will the deflation investments do poorly and undercut total performance in an equal weighted portfolio? Please advise and revise as necessary.

Response: The Underlying ETFs selected to represent each economic regime are not structured as direct opposites or inversely correlated. Rather, the Adviser aims to allocate to Underlying ETFs that have the potential to perform well across a range of market environments, with the expectation that certain Underlying ETFs may outperform when a specific economic condition becomes dominant. While there is recognition that some themes may experience varying performance under different conditions, the Fund’s overall strategy is designed to provide a balanced exposure to multiple economic regimes without relying on a simple inverse relationship. This approach seeks to mitigate the risk of one regime fully negating the returns of another, and instead aims to capture value from each regime over time.

The Trust confirms that the Item 9 Prospectus disclosures have been revised to reflect the foregoing.

6.	For the “Prosperity” basket, we note the phrase this “basket will invest in underlying ETFs that are managed using option-based strategies.” Are the underlying ETFs limited to only those that use options? How are they “primarily invested in equity securities” if managed using options? Please clarify.

Response: The Trust notes that the intent behind the “Prosperity” basket is to include Underlying ETFs that primarily hold equity securities, while also utilizing derivative strategies, with a primary focus on options-based strategies. The selected Underlying ETFs may employ options—such as covered calls or volatility overlays—to enhance income, manage risk, or hedge against downside exposure. While options are the primary derivative used, other instruments may be employed as well. These ETFs maintain substantial exposure to equities, aligning with the basket’s focus on equity markets, while the use of derivatives provides an additional layer of strategy to potentially enhance returns or reduce volatility. Therefore, the “Prosperity” basket is not limited solely to options-based funds.

The Trust has revised the Prospectus language to clarify the foregoing.

7.	For the Inflation/Deflation baskets, the terms “inflation beneficiaries” and “deflation beneficiaries” are highly subjective - please explain how the Adviser determines that an Underlying ETF invests in “assets that tend to increase/decrease in inflationary/deflationary periods.” Also, consider providing examples to illustrate the range of underlying ETFs that would qualify for the inflation basket based on their use of managed futures.

Response: The Fund’s Adviser identifies “inflation beneficiaries” and “deflation beneficiaries” by selecting asset classes with a history of performing well during inflationary or deflationary periods, based on historical data and macroeconomic analysis.

For the Inflation Basket, the Adviser selects ETFs that invest in asset classes traditionally associated with strong performance in inflationary environments, such as real estate, gold, and commodities. These asset classes tend to appreciate during periods of rising prices and inflationary pressures. Additionally, the Fund may include ETFs that utilize managed futures strategies, which provide exposure to a variety of commodity and inflation-sensitive sectors. For example, a managed futures ETF that tracks commodity futures or invests in inflation-sensitive sectors like energy or agriculture would be considered for this basket.

For the Deflation Basket, the Adviser selects ETFs that invest in long-duration bonds and alternative strategies that benefit from falling interest rates and interest rate volatility, which tend to perform well in deflationary conditions.

The Trust confirms that the Item 9 Prospectus disclosures have been revised to reflect the foregoing.

8.	With respect to the list of Asset Class Benchmarks, the bullet points indicate the type of benchmark the Adviser can use to analyze Underlying ETFs. Please name the particular asset class benchmark that the Adviser will use to evaluate the Underlying ETFs under consideration for the corresponding baskets.

Response: The Trust confirms that the Prospectus has been revised to name the particular asset class benchmarks.

9.	In the sentence immediately above the Portfolio Construction, please clarify how the Adviser “adjusts the Fund’s portfolio in an effort to seek to produce optimal results for the Fund.” How do the Fund’s portfolio managers decide when to purchase/sell a basket component, as opposed to reallocating assets withing the basket’s existing portfolio? In plain English, tell investors about basic adjustments the Adviser will make to respond to common market changes. For example, buy more X when the market does Y, or substitute A ETFs when tech sector volatility does B? Use concrete practical examples investors can follow easily.

Response: The Trust confirms that the Prospectus has been revised to clarify the foregoing.

10.	Please describe what non-diversified means in practical terms, and explain how it impacts Fund performance.

Response: The Trust confirms that the Prospectus has been revised to add the foregoing description and explanation.

11.	Under the Underlying ETFs Exposures - Commodity ETFs disclosure, please provide a more detailed description of the Underlying ETFs that will offer digital asset exposure. Instead of using general phrases like “such as Bitcoin,” identify each specific digital asset (e.g., Bitcoin, Ethereum, etc.) to which an Underlying ETF may provide the Fund with investment exposure. Clarify or delete the phrase “investment in other exchange traded products.” Disclose the maximum percentage of assets that may be allocated to ETFs with digital exposure. We may have further comments.

Response: The Trust respectfully informs the Staff that, as noted in the Prospectus, the Fund will not directly invest in digital assets. Instead, it will gain exposure to digital assets solely through investments in Underlying ETFs. These ETFs include those registered under the Investment Company Act, such as BLOK and BTGD (once it commences operations). For example, while ETFs like BLOK primarily invest in companies involved in blockchain technology, they may provide indirect exposure to a range of digital assets through their investments in companies involved in cryptocurrency mining or blockchain-related services. Due to the nature of these ETFs, it is not feasible to identify each specific digital asset to which they may have indirect exposure, as this could include a broad array of assets beyond just Bitcoin or Ethereum.

The phrase “investment in other exchange traded products” has been clarified to specify that the Fund’s digital asset exposure will be limited to exposure via investments in 1940 Act-registered ETFs. Additionally, the Prospectus has been revised to note that the Fund will allocate no more than ten percent of its total assets to Underlying ETFs that provide digital asset exposure.

Principal Investment Risks - FIRE Funds™ Wealth Builder ETF

12.	For the Asset Allocation Fund of Funds risk, we note the statement: “As a fund of funds, the Fund is exposed to the same risks as the Underlying ETFs in proportion to the Fund’s allocation to those Underlying ETFs.” However, it isn’t clear which Underlying ETF risks are principal risks of the top tier Fund as a result of this proportional aggregation. Please highlight the particular risks that become principal to this Fund based on the combination of underlying funds chosen to implement the four bucket economic regime strategy. Provide corresponding principal risk summaries for each (e.g., derivatives, sector risk, counterparty risk) and present them in equivalent detail and format to the risks you show on page 5.

Response: The Trust confirms that the Prospectus has been updated to reflect the principal risks of the Underlying ETFs that, when aggregated, are expected to become the principal risks of the Fund.

13.	For Affiliated Fund of Funds Structure Risks, please rewrite the third sentence in plain English.

Response: The Trust confirms that the foregoing sentence has been rewritten using plain English principals.

14.	For Underlying ETF Risks, please substitute the word “will” for “is likely to.” Or, if incorrect, please supplementally explain why the change is not appropriate.

Response: The Trust confirms the Prospectus has been revised to reflect the foregoing comment.

15.	For Equity ETF Risks, if sector risks will be a principal risk at the top tier, the principal investment strategy description should specify the sectors the Fund is expected to focus on, and the relevant risks unique to those sectors should be disclosed.

Response: The Trust confirms that the Fund is not expected to focus on specific sectors.

16.	For Management Risk, please directly address and discuss the role of human error by individual PMs.

Response: The Trust confirms that additional disclosure has been added.

17.	For Recent Market Event Risk, consider whether there is a need to reference the current middle East conflict.

Response: The Trust confirms that the foregoing risk, renamed Market Event Risk, has been updated to address current market events.

Principal Investment Strategies - FIRE Funds™ Income ETF

18.	We note the disclosure that the Fund seeks a minimum of 4% target annual income level – please clarify what this statement means.

Additionally, explain supplementally why including a numeric target in your disclosure (a) is appropriate under the securities laws and (b) does not anchor investors inappropriately in a manner similar to a projected return?

Please ensure your response explains what “annual income level” means, and how it will be achieved. If the Fund anticipates having to return capital to achieve that level of payout, then state so clearly.

Please bxt your filing so that we may consider this issue.

Response: The Trust confirms that the Prospectus has been revised to clarify the 4% target annual income level statement.

The Trust supplementally informs the Staff that the foregoing target refers to the distribution of current income, which includes dividends, interest income, and other earnings from sources such as real estate or derivatives. It does not include capital gains from the sale of assets. Instead, it represents the recurring income generated by the Fund’s underlying assets.

The Trust respectfully notes that including a numeric target, such as a 4% annual income target, is appropriate under securities laws because it transparently reflects the Fund’s income objective and strategy. The target is clearly disclosed as a goal, not a guarantee, and is accompanied by disclosures clarifying that the target may not be achieved.

A numeric target like the “4% Annual Target” refers to the Fund’s income generation goal, which is fundamentally different from projecting a return. It does not imply capital appreciation or a guaranteed total return, but instead focuses on a specific aspect of the Fund’s income strategy. The Trust respectfully notes that the Prospectus discloses that the target may not be met and is subject to market conditions. As a result, the inclusion of the target avoids inappropriately anchoring investors to an expected return and helps manage expectations within a defined context.

Lastly, the Trust confirms that the Fund does not anticipate having to return capital to achieve its target distribution level.

19.	The Fund’s strategy includes references to “balancing two key components” which creates the impression that the Fund is based on a 50/50 split between High Yield Securities and Cash Equivalents. Consequently, later references to “portion of the Fund’s portfolio is allocated to” is confusing. Either revise the way you introduce the two components, or indicate the range of assets that are allocated to each primary component (e.g., 30% to 60% in High Yield).

Response: The Trust confirms that the Fund’s allocation between High Yield Securities and Cash Equivalents is not fixed at a 50/50 split. As a result, the Prospectus has been revised to include a range of allocations to each primary component.

20.	For the High Yield Securities strategy, if the Fund imposes any limits on maturity or duration of the high yield securities – state this, and identify what the limits are. If not, state there are no limits on the maturity or duration.

Response: The Trust confirms that the Prospectus has been revised to state there are no limits on the maturity or duration.

21.	Are there two key investment components (High Yield and Cash) or three? Please clarify. Please describe how the Adviser identifies there are tactical opportunities, explain how the Adviser evaluates them for selection purposes.

Response: The Trust confirms that there are only two key investment components. The Prospectus has been clarified accordingly.

22.	How does the Adviser “optimize the construction of the cash equivalents basket on the basis of PE, yield, and credit quality? Explain what you mean more directly.

Response: The Adviser evaluates and selects cash equivalents based on several key metrics, including yield, duration, credit quality, volatility and drawdown risk, and expense ratios. The Prospectus has been revised accordingly.

23.	The Staff notes the statement that, “on daily basis, the Adviser evaluates each of the Underlying ETFs, considering their income profiles, investment philosophy, and performance consistency.” Explain the relationship between the Fund’s 4% target and its ETF holdings more concretely. How does the Fund’s annual 4% target drive decisions to buy or sell a specific underlying ETF on a particular day? Consider providing some relatable examples to illustrate.

Response: The Trust confirms that the Prospectus has been revised accordingly.

24.	You state “The Underlying ETFs may take long and short positions in a wide range of securities, derivatives and other instruments.” Please clarify why this matters to investors in the top tier Fund.

Response: The Trust confirms that language has been added to the Prospectus explaining why the ability of the Underlying ETFs to take such positions matters to Fund investors.

25.	The reference to high yield securities at the beginning of the Fund’s principal investment strategy description, gave the reviewer the impression that the Fund’s strategy alternated between debt focused funds and money market funds. However, that doesn’t appear correct given the statements under the Underlying ETF Exposures section. Please clarify the role of the four categories of non-traditional ETFs. What purpose (and under what circumstances) will the Fund invest in each of those categories of ETFs?

Response: It appears that the reference to “High Yield” may be confused with high-yield (HY) bonds. To avoid this confusion, the Prospectus has been revised to use the term “High-Yielding Assets” instead, which may include Single Name ETFs, Commodity ETFs, Multi-Asset ETFs, and Long/Short ETFs, each as described in the Prospectus. The Prospectus has been further revised to clarify the role of the four categories of non-traditional ETFs.

Principal Investment Risks - FIRE Funds™ Income ETF

26.	With respect to the Single Underlying Security Risks disclosure, please move the first sentence to the principal investment strategy.

Response: The Trust respectfully notes that concepts included in the aforementioned sentence are already included in the principal investment strategy disclosure.

Item 9

27.	We note that the strategy information provided in Item 9 is extremely limited, especially in contrast to the Item 4 strategy information. Please realign the principal investment strategy disclosures per Item 9(b)(2).

Response: The Trust confirms that the Item 9 disclosure has been realigned accordingly.

28.	In this area (FIRE description): There is a reference to the 4% withdrawal. Please add these concepts to the Item 4 discussion. The Staff notes that the Distribution retirement phase discussion includes drawing down principal. Will the Fund do that? If so, how? Please add direct, appropriate disclosure specifically addressing this issue, including the process (e.g., at the evaluation level), the procedure (how withdrawals are done), and the investment impact.

Response: The Trust confirms that the FIRE description concepts have been added to the Item 4 disclosures. The Trust confirms that the Fund does not intend to draw down principal in connection with its 4% distribution target.

29.	Please update the Principal Investment Risks Chart to indicate the Underlying Fund risks specifically applicable to each Fund.

Response: The Trust confirms that the Principal Investment Risks Chart has been updated to accurately reflect each Fund’s principal risks.

30.	Under the heading, Underlying ETF Risks - Commodity risks – Derivatives Risk, in addition to identifying derivatives risk for the top-tier Fund, provide specific and detailed disclosure explaining the types of derivatives and their purposes as part of the principal investment strategies of both the Fund and the Underlying Funds.

Response: Given the wide range of Underlying ETFs and their varying investment strategies, the Trust respectfully declines to make this change. Providing specific and detailed disclosure about the types of derivatives and their purposes across both the Funds and all Underlying ETFs would introduce unnecessary complexity and length to the Prospectus. Additionally, the principal investment strategies and risks associated with derivatives are already addressed at an appropriate level of detail in the Prospectus to ensure clarity and relevance for investors. Including further granular disclosures about each derivative instrument and its purpose would not only risk overwhelming investors with excessive information but also detract from the overall focus on principal risks to the Funds as a whole.

General

31.	With respect to the Premium/Discount Information disclosure, please supplementally confirm that the NAV premium/discount link is going to be operable by the time the Fund shares are sold and will link directly to that data.

Response: The Trust confirms the foregoing.

32.	On the back cover page, per Item 10(a)(1)(iii), the Fund is supposed to identify the actual annual report (e.g., July 2024).

Response: The Trust respectfully declines to make the requested change because the period covered will not be known until each Fund has commenced operations, which will be after the effective date of the Amendment. In the future, the Trust will update the above-referenced disclosure with the applicable period covered.

STATEMENT OF ADDTIONAL INFORMATION

33.	In supplemental EDGAR correspondence, please provide the Staff with a more detailed description of the subsidiary risk. Please provide a list of the affiliated underlying funds that are eligible investments for each series, indicate whether they are foreign or domestic. If foreign, identify and domestic alternative that is part of the fund family. Please help us understand the degree to which either Fund will have foreign subsidiary risk disclosure based on the available pool of underlying funds. Finally, confirm that the Subsidiary risk in the SAI is not a principal risk for either new Fund – otherwise, disclose it as such.

Response: Subsidiary Risk disclosure is included in the SAI because such risk is not a principal risk of either Fund. Rather, each Fund invests in Underlying ETFs and some of which may engage in derivatives transactions through wholly-owned Cayman Islands subsidiaries for tax purposes. These subsidiaries are used solely to facilitate compliance with U.S. tax regulations and are fully disclosed in the registration statements of the relevant Underlying ETFs filed with the SEC. All subsidiaries are wholly-owned by their corresponding Underlying ETFs and serve as vehicles for executing these transactions in a tax-efficient manner.

Importantly, the Funds themselves are not directly investing in or using any other subsidiaries.

We confirm that the use of Cayman Islands subsidiaries is not a principal risk for either of the Funds. As such, Subsidiary Risk is not disclosed as a principal risk. However, to the extent any Underlying ETF carries such risk, it is disclosed in the Underlying ETF’s registration statement.

With respect to the request for a list of affiliated Underlying ETFs and identification of domestic alternatives, the Trust respectfully declines to provide such a list. The Funds maintain discretion to invest across a broad and evolving range of Underlying ETFs, selected based on market conditions and strategic considerations. The universe of eligible Underlying ETFs is continually expanding as new funds are launched and added to the pool of available investments. This dynamic selection process enables the Funds to optimize their investment strategies in response to changing market environments. All eligible Underlying ETFs, including those utilizing Cayman subsidiaries, are publicly disclosed and described in their respective SEC filings.

34.	With respect to Digital Asset Risks, please confirm in EDGAR correspondence what the Fund intends vis-à-vis investments in digital assets. Will the Fund invest in ETPs that hold digital assets directly? Revise to clarify, if accurate: The Funds will only hold US-listed ETFs that investors can purchase directly.

Response: The Trust supplementally notes that the Funds currently intends to invest in the YieldMax Bitcoin Option Income Strategy ETF (ticker: YBIT) and STKD Bitcoin & Gold ETF (ticker: BTGD) (once it commences operations), each only when deemed appropriate by the portfolio managers in line with the Fund’s strategy. The purpose of such investments is to generate yield by utilizing ETFs like YBIT, which employ options-based strategies for income generation. The Fund will not invest in 1933 Act exchange-traded products (ETPs) that hold digital assets directly. The SAI has been revised to state that the Funds will gain exposure to digital assets, if any, only via 1940 Act US-listed ETFs that investors can purchase directly.

35.	Revise the Funds’ concentration policy to more accurately identify the subset of municipal bonds that are exempt from concentration calculations. Similarly revise with respect to registered investment companies and, if applicable, repurchase agreements collateralized by securities other than those of the U.S. government (including its agencies and instrumentalities).

Response: The Trust has updated the language clarifying the Funds’ fundamental investment restriction concentration policies to state the following:

“In determining its compliance with the fundamental investment restriction on concentration, each Fund will look through to the underlying holdings of any investment company that publicly publishes its underlying holdings on a daily basis. In addition, if an underlying investment company does not publish its holdings daily but has a policy to concentrate or has otherwise disclosed that it is concentrated in a particular industry or group of related industries, the Fund will consider such investment company as being invested in such industry or group of related industries. In determining its compliance with the fundamental investment restriction on concentration, each Fund will also look through to the user or use of private activity municipal bonds to determine their industry.”

The Trust further confirms that only repurchase agreements collateralized by securities of the U.S. government (including its agencies and instrumentalities) will be excluded from classification as being issued by members of any industry. Other types of repurchase agreements will be considered as part of the relevant industry.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC

Appendix A

Fees and Expenses

FIRE Funds™ Wealth Builder ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.19%
Distribution and Service (12b-1) Fees	None
Acquired Fund Fees and Expenses(2)(3)	0.39%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.58%
Less: Fee Waiver(4)	0.19%
Total Annual Fund Operating Expenses After Fee Waiver(4)	0.39%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.
(3)	“Acquired Fund Fees and Expenses” are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.
(4)	The Adviser, has contractually agreed to reduce its unitary management fee to 0.00% of the Fund’s average daily net assets through at least January 30, 2026. This agreement may be terminated only by, or with the consent of, the Board of Trustees (the “Board”) of Tidal Trust III (the “Trust”), on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This agreement may not be terminated by the Adviser without the consent of the Board. The fee waiver is not subject to recoupment.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The management fee waiver discussed above is reflected only through January 30, 2026. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$40	$160

FIRE Funds™ Income Target ETF - FUND SUMMARY

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.19%
Distribution and Service (12b-1) Fees	None
Acquired Fund Fees and Expenses(2)(3)	0.68%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.87%
Less: Fee Waiver(4)	0.19%
Total Annual Fund Operating Expenses After Fee Waiver(4)	0.68%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.
(3)	“Acquired Fund Fees and Expenses” are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.
(4)	The Adviser, has contractually agreed to reduce its unitary management fee to 0.00% of the Fund’s average daily net assets through at least January 30, 2026. This agreement may be terminated only by, or with the consent of, the Board of Trustees (the “Board”) of Tidal Trust III (the “Trust”), on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This agreement may not be terminated by the Adviser without the consent of the Board. The fee waiver is not subject to recoupment.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The management fee waiver discussed above is reflected only through January 30, 2026. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$69	$252